Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

All Outstanding Shares of Series A Convertible Preferred Stock

All Outstanding Shares of Series B Convertible Preferred Stock

All Outstanding Shares of Series C-1 Convertible Preferred Stock

of

VirtualScopics Inc.

at

$4.05 Net Per Share of Common Stock;

$336.30 Net Per Share of Series A Convertible Preferred Stock;

$336.30 Net Per Share of Series B Convertible Preferred Stock; and

$920.00 Net Per Share of Series C-1 Convertible Preferred Stock

Pursuant to the Offer to Purchase dated April 8, 2016

by

BioTelemetry Research Acquisition Corporation

a wholly owned subsidiary of

BioTelemetry, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5: 00 P.M.,

NEW YORK CITY TIME, ON MAY 9, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

April 8, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by BioTelemetry Research Acquisition Corporation, a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of BioTelemetry, Inc., a Delaware corporation (which we refer to as “Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Shares”), all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 (the “Series A Preferred Shares”), all outstanding shares of Series B Convertible Preferred Stock, par value $0.001 (the “Series B Preferred Shares”) and all outstanding shares of Series C-1 Convertible Preferred Stock, par value $0.001 (the “Series C-1 Preferred Shares,” and collectively with the Series A Preferred Shares and Series B Preferred Shares, the “Preferred Shares” and the Preferred Shares together with the Common Shares, the “Shares”) of VirtualScopics Inc., a Delaware corporation (“VirtualScopics”), pursuant to Purchaser’s offer to purchase all of the outstanding Shares, at a purchase price of $4.05 per Common Share (the “Common Offer Price”), $336.30 per Series A Preferred Share (the “Series A Offer Price”), $336.30 per Series B Preferred Share (the “Series B Offer Price”) and $920.00 per Series C-1 Preferred Share (the “Series C-1 Offer Price”),

in each case, net to the seller in cash, without interest thereon and less any applicable withholding (collectively, the “Offer Prices”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 8, 2016 (what we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (what we refer to as the “Letter of Transmittal” and what, together with the Offer to Purchase, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire immediately at 5:00 p.m., New York City time, on May 9, 2016, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 25, 2016 (the “Merger Agreement”), by and among Parent, Purchaser and VirtualScopics. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into VirtualScopics (the “Merger”), with VirtualScopics continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Tender Condition (as defined in the Offer to Purchase), unless such Shares and other required documents are received by the Depositary by the Expiration Date.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: infoagent@dfking.com

Stockholders may call toll free: (800) 714-2193

Banks and Brokers may call toll free: (212) 493-3910

4